The Dreyfus Fund Incorporated

ANNUAL REPORT

December 31, 2004



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for The Dreyfus Fund Incorporated, covering the 12-month period from January 1, 2004, through December 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Hilary R. Woods, CFA, who became the fund's sole primary portfolio manager on October 5, 2004.

2004 represented the second consecutive year of positive stock market performance. Unlike the 2003 rally, however, in which most stocks rose as general business conditions improved, 2004's market performance largely reflected the strengths and weaknesses of individual companies and industries. As a result, fundamental research and professional judgment became more important determinants of mutual fund performance in 2004.

What's ahead for stocks in 2005? No one knows for certain. Positive influences remain in place, including moderately expanding U.S. and global economies and low inflation. Nonetheless, a number of risks — such as rising short-term interest rates, currency fluctuations and generally slowing corporate earnings — could threaten the market environment.

As always, we urge our shareholders to view the stock market from a long-term perspective, measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
January 18, 2005



DISCUSSION OF FUND PERFORMANCE

Hilary R. Woods, CFA, Portfolio Manager

How did The Dreyfus Fund Incorporated perform relative to its benchmark?

For the 12-month period ended December 31, 2004, the fund produced a total return of 8.46%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, provided a total return of 11.04% for the same period.[2]

We attribute these results to a broadly based rise in stocks, which were driven higher by sustained economic growth, robust industrial activity and improving corporate fundamentals. A post-election rally during the final quarter of 2004 capped the market's climb, propelling year-end returns for the S&P 500 Index into double digits. The fund participated in the market's rise, producing better performance than the 7.78% average total return of all funds reported in the Lipper large-cap core category.[3] However, because the market's greatest gains were concentrated among smaller companies within the benchmark while the fund focused primarily on larger companies, the fund produced lower returns than its benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. To pursue these goals, the fund primarily invests in common stocks issued by U.S. companies, including, to a limited degree, those issued in initial public offerings. The fund may invest up to 20% of its assets in foreign securities.

When choosing stocks, the fund focuses on large-capitalization companies with strong positions in their industries and a catalyst that can trigger a price increase. The portfolio managers use fundamental analysis to create a broadly diversified core portfolio composed of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. The managers select stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial Profile,* which measures the financial health of the company.

The fund typically sells a security when the portfolio managers believe that there has been a negative change in the fundamental factors surrounding the company, the company has become fully valued, the company has lost favor in the current market or economic environment, or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

The fund benefited during 2004 from heavier-than-average exposure to the materials and processing, energy and utilities sectors, all of which benefited from vigorous global industrial demand for energy and raw materials. Strong individual stock selections further enhanced the fund's returns in each of these areas. In the materials and processing sector, the declining U.S. dollar helped U.S.-based gold and metals mining companies, such as Placer Dome and Phelps Dodge, gain a pricing advantage over foreign producers. The fund also received attractive results from non-U.S. raw materials producers, such as commodity conglomerate BHP Billiton and iron ore producer Rio Tinto, that rose amid favorable supply and demand dynamics. Top performers among energy and utilities holdings included oil service companies, such as Baker Hughes; integrated oil and gas conglomerates, such as BP and Petroleo Brasileiro; and electric utilities, such as Exelon and TXU Corp.

Strong individual stock selections more than made up for the fund's relatively light holdings in the industrials sector. Railroad operator Norfolk Southern delivered particularly attractive returns. Other notably good performers in the industrials area included aerospace and defense contractor Lockheed Martin, and heavy machinery manufacturer Ingersoll-Rand.

Conversely, technology holdings produced the fund's weakest returns, detracting from the fund's performance relative to the benchmark over the reporting period. Declines in a variety of semiconductor chip and equipment makers, such as KLA-Tencor, and other hardware and software vendors, such as Siebel Systems, EMC and VERITAS Software, undermined the fund's performance. In addition, technology returns were hindered by unfortunately timed trades in Microsoft, Symantec and Yahoo! Poorly timed trades also hurt performance among some consumer discretionary holdings, such as online auctioneer eBay, as did relatively heavy exposure to media stocks, such as Viacom, which suffered from disappointing advertising revenues. Finally, returns from the telecommunications sector were undercut by the fund's relatively light exposure to wireless telephone companies.

What is the fund's current strategy?

As of the end of the reporting period, we have continued to position the fund for a strong U.S. and global economy. Accordingly, we have emphasized carefully selected stocks in the materials and processing, energy and utilities sectors. On the other hand, we have found relatively few attractively valued investment opportunities in the industrials and health care sectors. We also have continued to maintain relatively light exposure to consumer staples and telecommunications services stocks. The fund held its most significantly underweighted position in the financials area, reflecting our concerns regarding the potential impact of rising interest rates.

January 18, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in The Dreyfus Fund Incorporated and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund	**8.46%**	**(4.05)%**	**6.50%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in The Dreyfus Fund Incorporated on 12/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Fund Incorporated from July 1, 2004 to December 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.85
Ending value (after expenses)	$1,068.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2004

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,021.42

† *Expenses are equal to the fund's annualized expense ratio of .74%; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2004

Common Stocks—99.4%	Shares	Value ($)
Consumer Discretionary—12.3%		
Bed Bath & Beyond	256,000 [a]	10,196,480
Carnival	139,000	8,010,570
Comcast, Cl. A	310,000 [a]	10,316,800
Disney (Walt)	474,000	13,177,200
eBay	127,000 [a]	14,767,560
Federated Department Stores	108,000	6,241,320
Hilton Hotels	357,000	8,118,180
Home Depot	256,000	10,941,440
Johnson Controls	100,000	6,344,000
Kohl's	170,000 [a]	8,358,900
Liberty Media	590,000 [a]	6,478,200
McDonald's	83,000	2,660,980
News, Cl. A	536,000	10,001,760
Nordstrom	205,000	9,579,650
SK Equity Fund, L.P.	4.135 [d]	9,395,528
Target	122,000	6,335,460
Time Warner	865,000 [a]	16,815,600
Toyota Motor, ADR	110,000	9,005,700
Univision Communications, Cl. A	241,000 [a]	7,054,070
Viacom, Cl. B	312,000	11,353,680
		185,153,078
Consumer Staples—10.8%		
Altria Group	386,000	23,584,600
Anheuser-Busch Cos.	113,000	5,732,490
Coca-Cola	254,000	10,574,020
Dean Foods	196,000 [a]	6,458,200
Estee Lauder Cos.	246,000	11,259,420
General Mills	227,000	11,284,170
Gillette	136,000	6,090,080
Kellogg	169,000	7,547,540
PepsiCo	482,000	25,160,400
Procter & Gamble	355,000	19,553,400
Wal-Mart Stores	521,000	27,519,220
Walgreen	185,000	7,098,450
		161,861,990
Energy—7.9%		
Baker Hughes	175,000	7,467,250

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
ChevronTexaco	330,000	17,328,300
ConocoPhillips	120,000	10,419,600
Devon Energy	220,000	8,562,400
Exxon Mobil	944,500	48,415,070
Occidental Petroleum	100,000	5,836,000
Petroleo Brasileiro, ADR	160,000	6,364,800
Schlumberger	120,000	8,034,000
Transocean	150,000 [a]	6,358,500
		118,785,920
Finance—18.7%		
American Express	125,000	7,046,250
American International Group	465,000	30,536,550
Axis Capital Holdings	173,000	4,733,280
Bank of America	555,000	26,079,450
Bank of New York	400,000	13,368,000
CIT Group	216,000	9,897,120
Capital One Financial	120,000	10,105,200
Citigroup	730,000	35,171,400
Countrywide Financial	350,000	12,953,500
Federal Home Loan Mortgage	142,000	10,465,400
Federal National Mortgage Association	118,000	8,402,780
Fifth Third Bancorp	125,000	5,910,000
Goldman Sachs Group	92,000	9,571,680
J.P. Morgan Chase & Co.	528,800	20,628,488
MBNA	305,800	8,620,502
Merrill Lynch	265,000	15,839,050
Morgan Stanley	210,000	11,659,200
State Street	145,000	7,122,400
U.S. Bancorp	275,000	8,613,000
Wachovia	184,450	9,702,070
Wells Fargo	228,000	14,170,200
		280,595,520
Health Care—12.6%		
Abbott Laboratories	245,000	11,429,250
Amgen	88,500 [a]	5,677,275
Bard (C.R.)	128,000	8,189,440
Community Health Systems	265,000 [a]	7,388,200

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
DaVita	205,000 a	8,103,650
Fisher Scientific International	125,000 a	7,797,500
Galen Partners II, L.P. (Units)	1.798 d	1,042,396
Genzyme	135,000 a	7,839,450
Gilead Sciences	202,000 a	7,067,980
Hospira	235,800 a	7,899,300
Johnson & Johnson	454,000	28,792,680
Lilly (Eli) & Co.	86,800	4,925,900
Medtronic	142,000	7,053,140
Novartis, ADR	168,000	8,490,720
PacifiCare Health Systems	160,000 a	9,043,200
Pharmaceutical HOLDRs Trust	214,000 b	15,555,660
Schering-Plough	428,000	8,936,640
St. Jude Medical	219,000 a	9,182,670
Thermo Electron	246,000 a	7,426,740
WellPoint	87,000 a	10,005,000
Zimmer Holdings	93,000 a	7,451,160
		189,297,951
Industrials−10.5%		
Apollo Group, Cl. A	85,000 a	6,860,350
Canadian National Railway	90,000	5,512,500
Caterpillar	90,000	8,775,900
Danaher	114,000	6,544,740
Deere & Co.	105,000	7,812,000
General Electric	1,570,000	57,305,000
Illinois Tool Works	55,000	5,097,400
Ingersoll-Rand, Cl. A	100,000	8,030,000
Norfolk Southern	250,000	9,047,500
Southwest Airlines	500,000	8,140,000
Tyco International	285,000	10,185,900
United Parcel Service, Cl. B	160,000	13,673,600
United Technologies	105,000	10,851,750
		157,836,640

Common Stocks (continued)	Shares	Value ($)
Information Technology—16.6%		
Accenture	306,600 [a]	8,278,200
Altera	514,000 [a]	10,639,800
Automatic Data Processing	325,000	14,413,750
Cisco Systems	899,003 [a]	17,350,758
Dell	556,000 [a]	23,429,840
Electronic Arts	147,000 [a]	9,066,960
EMC	1,038,000 [a]	15,435,060
Intel	854,000	19,975,060
International Business Machines	232,000	22,870,560
Linear Technology	186,000	7,209,360
Lucent Technologies (warrants)	98,768 [a]	155,560
Microchip Technology	233,000	6,211,780
Microsoft	1,476,000	39,423,960
Network Appliance	290,000 [a]	9,633,800
Oracle	1,032,800 [a]	14,170,016
QUALCOMM	335,000	14,204,000
SAP, ADR	134,000	5,924,140
Yahoo!	314,000 [a]	11,831,520
		250,224,124
Materials—3.9%		
Air Products & Chemicals	100,000	5,797,000
Barrick Gold	250,000 [b]	6,055,000
BHP Billiton, ADR	300,000	7,206,000
du Pont (EI) de Nemours	225,000	11,036,250
International Paper	160,000	6,720,000
Phelps Dodge	85,000	8,408,200
Praxair	142,000	6,269,300
Rio Tinto, ADR	65,000	7,748,650
		59,240,400
Telecommunication Services—3.1%		
BellSouth	264,400	7,347,676
SBC Communications	456,288	11,758,542

Common Stocks (continued)	Shares	Value ($)
Telecommunication Services (continued)		
Sprint (FON Group)	459,500	11,418,575
Verizon Communications	384,000	15,555,840
		46,080,633
Utilities—3.0%		
Consolidated Edison	170,000	7,437,500
Dominion Resources	116,000	7,857,840
Exelon	189,000	8,329,230
FPL Group	111,000 [b]	8,297,250
KeySpan	124,000	4,891,800
Southern	250,000	8,380,000
		45,193,620
Total Common Stocks		
(cost $1,154,786,950)		**1,494,269,876**

Other Investments—.6%	Shares	Value ($)
Registered Investment Company:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $8,354,000)	8,354,000 [c]	**8,354,000**

Short-Term Investments—.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.67%, 1/6/2005		
(cost $1,249,710)	1,250,000	**1,249,850**

Investment of Cash Collateral for Securities Loaned—1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $24,713,000)	24,713,000 c	**24,713,000**
Total Investments (cost $1,189,103,660)	**101.7%**	**1,528,586,726**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(24,982,494)**
Net Assets	**100.0%**	**1,503,604,232**

ADR—American Depository Receipts.

a Non-income producing.

b All or a portion of these securities are on loan. At December 31, 2004, the total market value of the fund's securities on loan is $23,857,730 and the total market value of the collateral held by the fund is $24,713,000.

c Investments in affiliated money market mutual funds.

d Securities restricted as to public resale. Investment in restricted securities with aggregate market value of $10,437,924, representing approximately .7% of net assets (see below).

Issuer	Acquisition Date	Purchase Price ($)*	Net Assets (%)	Valuation ($)**
Galen Partners II, L.P. (Units)	1/28/93-1/3/97	579,753	.07	579,753 per unit
SK Equity Fund, L.P. (Units)	2/6/92-10/30/96	1,066,349	.62	2,272,195 per unit

* Average cost per unit.

** The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Finance	18.7	Materials	3.9
Information Technology	16.6	Telecommunication Services	3.1
Health Care	12.6	Utilities	3.0
Consumer Discretionary	12.3	Short Term/	
Consumer Staples	10.8	Money Market Investments	2.3
Industrials	10.5		
Energy	7.9		**101.7**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $23,857,730)–Note 1(b):		
Unaffiliated issuers	1,156,036,660	1,495,519,726
Affiliated issuers	33,067,000	33,067,000
Receivable for investment securities sold		3,185,450
Dividends and interest receivable		1,545,461
Receivable for shares of Common Stock subscribed		574
Prepaid expenses		38,228
		1,533,356,439
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		957,850
Cash overdraft due to Custodian		15,056
Liability for securities on loan–Note 1(b)		24,713,000
Payable for shares of Common Stock redeemed		3,864,060
Accrued expenses		202,241
		29,752,207
Net Assets ($)		**1,503,604,232**
Composition of Net Assets ($):		
Paid-in capital		1,208,594,323
Accumulated undistributed investment income–net		3,105,310
Accumulated net realized gain (loss) on investments		(47,578,467)
Accumulated net unrealized appreciation (depreciation) on investments		339,483,066
Net Assets ($)		**1,503,604,232**
Shares Outstanding		
(500 million shares of $1 par value Common Stock authorized)		146,696,643
Net Asset Value, offering and redemption price per share ($)		**10.25**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $81,412 foreign taxes withheld at source):

Unaffiliated issuers	28,007,940
Affiliated issuers	385,153
Income from securities lending	24,478
Total Income	**28,417,571**

Expenses:

Management fee–Note 3(a)	9,559,817
Shareholder servicing costs–Note 3(a)	1,026,964
Professional fees	121,823
Custodian fees–Note 3(a)	108,702
Prospectus and shareholders' reports	80,672
Directors' fees and expenses–Note 3(b)	48,702
Registration fees	30,361
Loan commitment fees–Note 2	7,216
Miscellaneous	29,890
Total Expenses	**11,014,147**
Investment Income–Net	**17,403,424**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	65,808,014
Net realized gain (loss) on financial futures	2,198,175
Net Realized Gain (Loss)	**68,006,189**
Net unrealized appreciation (depreciation) on investments	
[including ($145,384) net unrealized (depreciation) on financial futures]	33,368,956
Net Realized and Unrealized Gain (Loss) on Investments	**101,375,145**
Net Increase in Net Assets Resulting from Operations	**118,778,569**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2004	2003
Operations ($):		
Investment income–net	17,403,424	12,588,442
Net realized gain (loss) on investments	68,006,189	(32,396,776)
Net unrealized appreciation (depreciation) on investments	33,368,956	331,937,362
Net Increase (Decrease) in Net Assets Resulting from Operations	**118,778,569**	**312,129,028**
Dividends to Shareholders from ($):		
Investment income–net	**(16,906,914)**	**(12,170,901)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	22,338,003	93,287,472
Dividends reinvested	14,225,556	10,227,030
Cost of shares redeemed	(151,959,824)	(203,240,748)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(115,396,265)**	**(99,726,246)**
Total Increase (Decrease) in Net Assets	**(13,524,610)**	**200,231,881**
Net Assets ($):		
Beginning of Period	1,517,128,842	1,316,896,961
End of Period	**1,503,604,232**	**1,517,128,842**
Undistributed investment income–net	3,105,310	2,638,265
Capital Share Transactions (Shares):		
Shares sold	2,317,541	11,236,007
Shares issued for dividends reinvested	1,454,639	1,215,229
Shares redeemed	(15,728,134)	(24,467,316)
Net Increase (Decrease) in Shares Outstanding	**(11,955,954)**	**(12,016,080)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	9.56	7.72	9.99	11.20	13.28
Investment Operations:					
Investment income—net [a]	.11	.08	.06	.06	.05
Net realized and unrealized gain (loss) on investments	.69	1.83	(2.27)	(1.19)	(1.92)
Total from Investment Operations	.80	1.91	(2.21)	(1.13)	(1.87)
Distributions:					
Dividends from investment income—net	(.11)	(.07)	(.06)	(.06)	(.05)
Dividends from net realized gain on investments	–	–	–	–	(.11)
Dividends in excess of net realized gain on investments	–	–	–	(.02)	(.05)
Total Distributions	(.11)	(.07)	(.06)	(.08)	(.21)
Net asset value, end of period	10.25	9.56	7.72	9.99	11.20
Total Return (%)	8.46	24.94	(22.15)	(10.07)	(14.27)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.75	.77	.76	.73	.71
Ratio of net investment income to average net assets	1.18	.91	.68	.63	.42
Portfolio Turnover Rate	66.66	55.14	49.46	60.55	79.41
Net Assets, end of period ($ x 1,000)	1,503,604	1,517,129	1,316,897	1,863,438	2,240,137

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Fund Incorporated (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At December 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,105,310, accumulated capital losses $40,410,957 and unrealized appreciation $332,315,556.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2004 and December 31, 2003, were as follows: ordinary income $16,906,914 and $12,170,901, respectively.

During the period ended December 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for limited partnerships, the fund decreased accumulated undistributed investment income-net by $29,465 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended December 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is payable monthly, based on the following annual percentages of the value of the fund's average daily net assets: .65 of 1% of the first $1.5 billion; .625 of 1% of the next $500 million; .60 of 1% of the next $500 million; and .55 of 1% over $2.5 billion.

The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes and brokerage commissions, exceed 1% of the value of the fund's average daily net assets for any full year. No expense reimbursement was required pursuant to the Agreement for the period ended December 31, 2004.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2004, the fund was charged $717,654 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2004, the portfolio was charged $108,702 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $811,359, custodian fees $19,801 and transfer agency per account fees $126,690.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended December 31, 2004, amounted to $959,389,194 and $1,055,357,244, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading.

Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2004, there were no financial futures contracts outstanding.

At December 31, 2004, the cost of investments for federal income tax purposes was $1,196,271,170; accordingly, accumulated net unrealized appreciation on investments was $332,315,556, consisting of $347,949,211 gross unrealized appreciation and $15,633,655 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
The Dreyfus Fund Incorporated

We have audited the accompanying statement of assets and liabilities of The Dreyfus Fund Incorporated, including the statement of investments as of December 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification by examination of securities held by the custodian as of December 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Fund Incorporated at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 14, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2004 as qualifying for the corporate dividends received deduction and also for the fiscal year ended December 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $16,906,914 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (77)
Board Member (1981)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

————————

Whitney I. Gerard (70)
Board Member (1973)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

————————

Arthur A. Hartman (78)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

————————

George L. Perry (70)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 37

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 92 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 90 investment companies (comprised of 194 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

ROBERT R. MULLERY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 60 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JEFF PRUSNOFSKY, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 102 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 107 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 196 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

The Dreyfus Fund Incorporated
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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